LockedBrands

Hardware Retail Technology Saas

Creating solutions for the opioid and prescription drug abuse problem in the US

LOCKEDBRANDS.COM ROCKWALL TEXAS





My wife and I both have siblings that have suffered with drug addiction issues for their entire adult life. We have experienced first hand the devastating effects of this scourge on families and America.

Justin Monger Founder and CEO @ LockedBrands

Why you may want to support us...

1. Create real solutions for the opioid epidemic while reducing overall health care costs.
2. Large Total Addressable Market: 20M Vets w/ Chronic Pain, 35M Americans w/2 or more chronic diseases
3. Gen 1 product is in production, launched, and making sales
4. Feature rich product at a competitive price point with a 33% reduction in manufacturing cost.
5. Experienced Team in Place
6. Executing to the Marketing Plan with signs of recovery from the pandemic sales slump.
7. Good Margins
8. IP Protection / Barrier to Entry

Why investors ❤ us

WE'VE RAISED $1,000,943 SINCE OUR FOUNDING



The application of this technology goes far beyond safeguarding valuables from those in and around our lives. It extends to a variety of verticals where a voice activated lockbox system can be the key to children's safety and to the safety of our community's elderly, in the home environment and the work environment. The founder imagines a world where the elderly are reminded to take their medications once and only once per day, where curious teenagers are not at risk of taking pills that may have terrible effects on them, and where an electronic lockbox could be tied to lifesaving medical monitoring devices that could inhabit the taking of medications when they are not necessary.

... read more

Jeff Mahony

LEAD INVESTOR | INVESTING $75,000 THIS ROUND & $146,250 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Justin Monger
Founder and CEO
Drove recovery of the $1.5B ASTOR for Raytheon. It had suffered a two+ year schedule slip & $100M+ of cost growth. Under his leadership, they negotiated a new delivery schedule, re-evaluated the tech baseline, and eliminated cost growth.

in



David Lee
Chief Engineer
Over 40 years with Intel, TI & other engineering companies. Established manufacturing capabilities for a fabless startup. Grew capacity to ~1M/month. Defined and managed Planning, Production Control, Quality, & Sustaining Engineering functions.

in



Fred Fletcher
National Director of Sales & Marketing
A proven entrepreneurial track record in healthcare & commercial real estate. Expert at raising capital, building organizations, and direct marketing & distribution strategy. Fred has closed over $500 million in commercial real estate deals.

in



Randy Heinrich
Director of Operations
Optimized 10,000 sq ft mfg floor layout for new production equipment that maximized material flow and increased production by 20%. Acquired tools & created assembly and packaging processes that improved output by 40%.

in



John Proffer
Software Architect
Proffer has been designing and building scalable infrastructure, platforms and services for startups and established companies for over 20 years.



Bruce W Nunnally
Fractional CFO
Bruce has 32 years in Aerospace & Defense in manufacturing, business capture, and pricing. He brings 20 years experience in forum hosting, brand advocacy, and social media. He has developed, packaged, and sold products into multiple markets.

in



Aruni Ellepola
CBO & China Trade Regulations Analyst
Recent Magna Cum Laude graduate of Univ. of Texas at Arlington with a BS in Economics & a BA in Political Science.
in

In the news

TODAY

STASH CAN DURABILITY TEST (1)

This is "STASH CAN DURABILITY TEST (1)" by www.StashCan.com on Vimeo, the home for high quality videos and the people who love them.

May 15, 2020 @ vimeo.com

ChangeMyPath

Pillar Lockbox: Review, Unboxing & Durability Test

When it comes to keeping your belongings safe, Pillar Lockbox is the device you need! It is a smart lockbox that can be unlocked remotely from your smartphon...

October 3, 2019 @ tinyurl.com

What is the Real Cost of the Opioid Crisis in the US?

Bottom Line: 33,000+ opioid involved overdose deaths and up to $600 *billion*, annually.

Redefining Secure Storage

LockedBrands was founded in 2017 with the goal of securing opioids, controlled substances, and personal valuables. We initially launched on Kickstarter in late 2018 with The Pillar: a portable, voice-activated, app-controlled personal lockbox.


Redefining
Secure Storage
Using smart technology to provide affordable, secure storage for opioids.
LOCKEDBRANDS™

The Problem & Solution

In 2017, the United States Department of Health and Human Services declared a public health emergency due to the opioid crisis. Founder & CEO, Justin Monger, like so many Americans, was directly impacted by the crisis. One of his siblings suffered from addiction issues her entire adult life. He saw first hand the devastation to the individual and the family.



Problem
High Campus Theft Rate
Many campuses report prescription drugs as the #1 stolen item from dorm rooms
Unsecured Prescriptions
The single largest contributor to the supply of abused opioids
Under & Over-Dosing of Prescription Drugs
The Opioid Crisis
$180B - $600B/yr
33,000+ deaths/yr

The Solution: LockedBrands was founded in 2017 with the goal of securing opioids, controlled substances, and personal valuables. We initially launched on Kickstarter in late 2018 with The Pillar: a portable, voice-activated, app-controlled personal lockbox.



Solution
The Pillar
Secure storage of meds and other valuables
• App-controlled, Voice-activated, Personal Lockbox
• In production now & available in the US, Canada & Mexico
Secure Med Manager (SMM)
Secure storage and dispensing of meds
• Ensures only the patient gets the meds
• Meds dispensed only per the doctor's prescription
• Stores a compliance record in the cloud

Gen1 device - The Pillar: In production and available today in the US, Canada and Mexico.

Gen 2 device - The Secure Med Manager prototype - available Apr 2020

Team & Investor Testimonials


Justin C. Monger, MSEE
Co-Founder and CEO
Retired Aerospace Executive
Bruce Nunnally
Fractional CFO
Director, Estimating and Pricing, Raytheon Company
Fred Fletcher
National Director of Sales & Marketing
Founder and Senior Partner at Fletcher Strategies
Dave Lee
Chief Engineer
Technology Executive
Randy Heinrich, MSME
Operations Director
Operations and manufacturing efficiency expert
Johnathan Proffer
S/W Architect
BSEE - Full Stack Technology Developer
Greg Horne
Manufacturer's Rep
Founder & President Advanced Microcontrols Inc.
Aruni Ellepola
Chief Brand Officer & Trade Regulations Director
BS in Economics & Political Science
Research Fellowship for China Trade relations


Dr. Jeffrey J Narmi, MD, FACP
Board Member & Director of Secure Med Advocacy
• Practicing emergency medicine for 30 years
• Founder and CEO of multiple companies that provide services to 4 area hospitals
• Focused on developing strategic relationships for the Secure Med Manager
Jeff Mahony
Board Member & Strategic Advisor
• Founder and Chief Architect of SaveDaily and Chairman of SaveDaily Holdings Corp.
• SaveDaily is a $300M/year financial technology platform servicing 7,100 companies as an SEC registered advisor
• SaveDaily operates its platform throughout the Americas, Middle East, Africa, Asia, Australia, and Latin America markets
• Jeff is the Lead Investor for the Wefunder Campaign
Bryan Waters
Board Member & Strategic Advisor
• Senior Executive with extensive experience running, and successfully growing and exiting Private Equity sponsored companies
• Currently the CEO of Microf, the leading provider of residential lease-to-own HVAC products
• Bryan is representing a private Angel Investment group that took part in the LockedBrands 2019 Capital raise


Briand Greer
Seed & Angel Round Investor, Strategic Advisor for Asia
• Briand Greer retired in Jun 2019 as the President of Honeywell Southeast Asia.
• Prior to his retirement he spent 9 years in Asia, including China and Malaysia, he is our go to Advisor for all things Asia
• As the LockedBrands Asia Strategic Advisor he will be instrumental in developing the plan for moving operations out of China
Dave Clissold, JD.
Angel Round Investor & Advisor for FDA Compliance
• Dave's law firm in Wash DC, specializes in FDA registration and approval of medical devices. As such, Dave have vetted our existing plan for FDA registration of the Secure Med Manager.
• Dave is the LockedBrands FDA strategic advisor.



Steven Walther
Co-Founder & CEO, Continuous Precision Medicine (CPM) Inc.

- Dave's law firm in Wash DC, specializes in FDA registration and approval of medical devices. As such, Dave have vetted our existing plan for FDA registration of the Secure Med Manager.
- Dave is the LockedBrands FDA strategic advisor.



Umbrine Fatima, MD
Director of Medical Services, MyHealth360

- Dr. Fatima is the President and Founder of Health Information Consultants Inc. She is an ABIM certified internist and a physician informaticist with an extensive background in health informatics and data analytics consulting.
- As a health information technology consultant Dr. Fatima provides strategy and guidance to LockedBrands on Health Information Management and Systems Compliance issues



Darla Elkin
President at Elkin RC, LLC - Medical Device Regulatory Affairs Consultant

- Over thirty years regulatory experience in the medical device and OTC drug industries;
- Preparation of numerous IDE's, PMAs, PMA Supplements, Premarket Notifications (510(k)), Device Master Files, & FDA inspections.
- Darla Elkin is LockedBrands regulatory consultant for obtaining and maintaining government clearances of products developed by the Company.

How We Are Making it Happen

Company Milestones

February 2017
LockedBrands, LLC Formed

Q4 2018
Kickstarter Successful

Q2 2019
Delivered units to customers
Collected feedback & incorporated fixes

Q3-Q4 2019
Begin Angel Investor Round
The Pillar, now available on Amazon and Lockedbrands.com

Q4 2019
Received 3000 unit order from factory

Q1 2020
Product unit cost decrease by 33%
Closed Angel Investor Round: $506K (oversubscribed)
Launched with our first distributors

March 2020
COVID-19 Lockdown

Q2 2020
Secure Med Manager Prototype
Certified by Amazon Alexa for Voice-Activation through Voice Profiles.

Q3 2020
3 PO's for 500+ units
(potential COVID-19 sales recovery)

One Product, Dual Positioning: StashCan and Pillar

The StashCan Story

Market Segment - 21M

- Combination of two sub-segments
  - High-Tech Cannabis and Gadget-Oriented Parents
- Directly addresses primary needs:
  - Smell-proof
  - Discrete
  - Secure access w/o PINs
  - Logging and shared access

Leader in Responsible Storage

Consumers need a trusted solution for locking away and controlling access to personal items, including: meds, gun safe keys, cannabis or other potentially harmful items. LockedBrands will establish industry leadership by strategically positioning Pillar and StashCan at the areas of greatest market need.

Key Market


Total US Addressable Market - 60M
The Pillar
Young Adults w/ Roommates
8M
Cannabis Users
12M
9M
Gadget-Oriented Homes
Prescription Opioid Users
31M
60M
Prescription Opioid Users
Cannabis Users
Gadget-Oriented Homes
Young Adults w/ Roommates
Retail
via Community Pharmacies
via Distributors to Smoke Shops
via Retailer
Via College Bookstores & Apartment Management Firms
eCommerce
via Websites & Social Media
Other
via Nonprofit & Government Counseling
EMEA, LATAM, APAC will triple the TAM*.
*Europe, Middle East & Africa, Latin America, & Asia-Pacific Markets

Growth Story and Market Access To-Date

The Pillar....


Business to Business
Exclusive Distribution Agreement
MasterMinded Wholesale Distributors
5,000 stores across North America
1000+ units ordered so far
Retailer Agreement
Sharper Image, SmartHome, Touch of Modern
Direct to Consumer
Available on Amazon
LockedBrands Online Stores
StashCan.com & LockedBrands.com
MASTERMINDED
amazon
smarthome
SHARPER IMAGE
TOUCH OF MODERN


My Pillar Skill
Available for a truly unique
voice-activation experience

Better than the Rest

The Pillar is the Best Value on the Market

Feature	Benefit	The Pillar	ikeyp	The Gunbox	Trova	Sentry Safe	Helix Metal Box
Price Point	Affordable	$129	$149	$149 - $300	$249	$299 $140 w/o biometric	$25
WiFi (App) Enabled	Convenience	✓	✓		Bluetooth		
Voice Profile & Activation	Accessibility & Security	✓		Finger-print		Finger-print	
Logging	Peace of Mind	✓	✓				
Share Access Easily	A Helpful Feature	✓	✓	Limited	✓	Limited	Limited
Smell Proof	Stops Annoying Odors!	✓			✓		
Aesthetic Design	Looks Great in Any Space!	✓		✓	✓	✓	
Fail Safe Mode	Guaranteed Access by the Owner	✓	✓	✓	Limited	✓	✓

- Price Point Leader
- The Pillar opens from anywhere
- Only The Pillar has voice-activation
- Logs all access
- Allow access without a key or combination
- Smell-Proof


Keep ($176)
ikeyp ($149)
Trova ($249)

Secure Med Manager

Growth Story


3.6" W
10.5" L
5.6" T
Key Prototype Functions
• Pill pack (MDP) dispensing
• IoT cellular connectivity
• Cameras w/ compliance data to the cloud
• Demo app


SMMDemoFinal
from LockedBrands
LOCKEDBRANDS™
Secure Med Manager
Prototype Lab Demo
April 2020
01:06
vimeo

/d6ce9e683c


Reimbursement Strategy
• Multiple value propositions across health care eco-space
Distribution & Sales Channels
• LOI signed for opioid trials Q1 '21
• Access to Vet Admin
• Trial data for Pharmacy Benefit Managers
• Two prominent Community Pharmacies & a Pain Center have significant interest for Beta testing & sales
• Medical device distributors
Grants for Battling the Opioid Crisis
• Substance Abuse and Mental Health Services Administration (SAMHSA), et al
SAMHSA
Substance Abuse and Mental Health Services Administration
U.S. Department of Veterans Affairs
CDC
Centers for Disease Control and Prevention


Total US Addressable Market - 58M
Secure Med Manager
35M
65+ Years Old
20.8 M
55-64 Years Old
14.3M
22.6M
Opioid Misuse
2.6M
Veterans with
Chronic Pain
20M
Use Case 1
Americans with 2 or more Chronic Diseases
Use Case 2
Americans with Chronic Pain or Opioid Use Disorders
EMEA, LATAM, APAC will triple the TAM*.
*Europe, Middle East & Africa, Latin America, & Asia-Pacific Markets
Source: https://www.cdc.gov/nchs/health_policy/adult_chronic_conditions.htm
Source: https://www.practicalpainmanagement.com/patient/resources/understanding-pain/5-facts-you-may-not-know-about-vets-chronic-pain

Competitive Landscape for Secure Med Manager

Use Case 1: Americans with 2 or more Chronic Diseases

Key Feature	Benefit	Locked Brands Secure Med Manager	Best of the Competition
Price	Affordability	< $99 + < $10/mos ADVANTAGE	• MedReady: $297 + $16/mos • Hero: $399 + $10/mos
Monitoring & Notifications (incl Caregiver access)	Provides Adherence Data & Reminders	✓	ALL
Accomodate **MDPs	Convenience Emerging Trend	✓ ADVANTAGE	Spencer unit handles MDP's but at a very high price point
Portable	Can easily carry in travel-on bag	✓ ADVANTAGE	NONE
Secure Access	Only the patient gets the meds	✓ ADVANTAGE	Pria: Facial Recognition

- Price Point Leader
- Pill packs are readily available & easily loaded by patient or caregiver
- Patient isn't tied to device at home
- Fingerprint biometrics: more convenient

Competitors



Hero ($399 +$10/mos)



MedReady ($297 + $16/mos)

Use Case 2:

Use Case 2: Americans w/ Chronic Pain & Opioid Misuse Disorders

Key Feature	Benefit	Locked Brands Secure Med Manager	Best of the Competition (tad)
Price	Affordability	< $99 + < $10/mos ADVANTAGE	TBD
Secure Access	Only the patient gets the meds	✓	✓
Portable	Can easily carry in travel-on bag	✓ Always Connected	✓ Always Connected
Pill pack / MDP compatible	Opioid prescriptions are often combined with other controlled substances	✓ Multiple Meds available through pill packs ADVANTAGE	NO
Monitoring & Notifications (incl Caregiver access)	Provides Adherence Data & Reminders	✓ Built in cell modem	✓ The tad will have a modem by end of 2020
Tamper detection, shutdown and notification	Reduces theft	✓ ADVANTAGE	NO

- Anticipate Price Advantage
- Not limited to one controlled substance
- Very easy for pharmacy to load pill packs
- Strong motivation for patient to NOT tamper with dispenser

Competitors



e-Pill CompuMed, Tamper Resistant, Pain Medication Dispenser ($789)



TAD: Take As Directed

How Your Investment Will Help

What can we accomplish with the funds?

- We anticipate the business going cash positive in 2021 with a significant marketing and sales effort.

- Continue the development of the Secure Med Manager (SMM) production prototype with requirements definition and detailed design

- Complete Beta testing and support FDA trials for one of our strategic partners

- Seek alternative funding sources for the SMM through grants

- Complete manufacturing cost reduction effort by moving operations out of China and into a friendlier, more cost effective country


Use Of Funds
Working Capital $69,000
Relocate Product Contingency $90,000
Pillar Sales & Marketing $268,260
SMM Detailed Design $345,976
Pillar Product Development $32,770
SMM Requirements $60,699
**Contingency

1 Pillar Sales & Marketing		$268,260	
2 Pillar Product Development		$32,779	
	Subtotal	$301,039	**$301,039**
3 SMM Requirements Def		$60,699	
4 SMM Detailed Design		$345,976	
	Subtotal	$406,675	**$406,675**
5 Relocate Production		$90,000	
6 Working Capital		$69,000	
	Subtotal	$866,714	**$866,714**
7 Crowdfunding Fees / Ad Spend			**$203,286**
		Total	**$1,070,000**

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make communities safer by creating solutions for the opioid and prescription drug abuse problem in this country.

Where will your company be in 5 years?

In five years we hope to sell in the 2024/2025 timeframe to a competitor, strategic partner or a new player in the Home Automation or Health Care industry (this cannot be guaranteed).

Why did you choose this idea?

My wife and I both have siblings that have suffered with drug addiction issues for their entire adult life. We have experienced first hand the devastating effects of this scourge on families and America.

How far along are you? What's your biggest obstacle?

The Pillar, our Gen 1 product, is in production now and making sales. It is the technology demonstrator for the Secure Med Manager. We have proven we can set up the cloud and app infrastructure. We have established a manufacturer that can ramp up to 50,000 units per month with quality and testing metrics in place. We are set for trials in Q1 2021. We have a proof of concept prototype in the lab. We have a SaaS business model with target cost that puts us well ahead the competition.
Biggest Obstacle - Choosing the right Secure Med Manager marketing partner and reimbursement strategy for quick market penetration.

Who competes with you? What do you understand that they don't?

We have one direct competitor that is also a startup. They are ahead of us in terms of having beta test underway. Their product is more complex and requires significant touch labor by the pharmacies and/or caregivers. Thus, it is likely higher cost. Further, it is less attractive to pharmacies that must manually load up the pills every month. There are several other indirect competitors with large (ie non-portable), expensive, devices with limited or no security that are high maintenance.
Our Insight: Give the customers a secure, portable, low cost, very low maintenance pill dispensing system, while ensuring a high industry acceptance rate by using existing ubiquitous pill pack formats.

How will you make money?

For the existing Pillar product, it is a pure hardware sale with reasonable margins. For the Secure Med Manager, there are moderate margins on dispenser hardware sales and significant recurring SaaS revenue for cloud services. There is a third, longer term revenue stream for med compliance data sales to third parties once a large number of subscribers has been achieved.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Risks

1. Selecting the right marketing partner and market sub-segment for launch that will provide significant, fast market penetration.

2. Must be able to scale up from one state or region to the next, while accounting for different reimbursement strategies from one region to the next.

3. If the current trade/tariff war with China is not settled, we may have to execute a strategy to move enough content out of China so tariffs are not an issue. (Our factories in China are Taiwanese owned). However, this could result in a temporary hit to our margins as we move some operations out of China.

4. LockedBrands is in the early stage of a multi-year growth plan. Macroeconomic changes could slow sales growth.

5. LockedBrands has protected some of its core intellectual property with United States patents (Utility patents filed, owned by LockedBrands, LLC). If these patents are challenged or overturned, this could aversely effect the company.

6. For LockedBrands to execute on its multi-year growth plan, it needs to add key people in target geographies to build sales channels and drive sales growth. If we are unable to hire these key people, it can potentially slow sales growth and could adversely effect the company.

7. COVID-19 has had an impact on our business. Beginning in March, shortly after a successful launch with a major distributor, stores were shuttered. And as of early-July, most remain shuttered, or are drive-through and/or curbside delivery only. However, as stores are slowly reopening across the US, inventory is moving and interest is on the rise. Given that, the extent and duration of the effects of the COVID-19 pandemic and economic downturn are difficult to predict, which makes our future performance more difficult to predict. If the COVID-19 pandemic and economic downturn persist, or if they worsen, we expect that our business will continue to be adversely affected, resulting in a further negative impact on our business, financial condition, results of operations and cash flows.

8. We are a growth startup company and are not currently profitable. We expect to need to raise additional capital to enter full scale production of the Secure Med Manager. We can give no assurance that we will successfully negotiate or obtain additional financing on terms favorable or acceptable to us, or at all. We do not have any commitments for additional financing. Our ability to obtain additional capital will depend on market conditions, the U.S. economy and other factors outside our control. If we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to continue our operations would be significantly limited. If we are not able to sell all of the securities offered in this financing, or complete such additional equity or debt financing, we may not have the funds necessary to fully execute our objectives. Our failure to secure necessary financing on a timely basis when needed (including the maximum offering amount hereunder) could have a material adverse effect on our business, prospects, financial condition and results of operations.

Reasons for Failure

1. Entry into and share of market. If we enter the market too late or cannot remain competitive within the market it would lead to difficulty establishing significant market share.
2. A massive change in health care insurance, eg. single payer system, would put a multi-year delay into the introduction of new, innovative health care related technologies, including the Secure Med Manager.

What has to go right

1. Complete development of the Secure Med Manager followed by market penetration into the target sub-segment.
2. Successful execution of the direct to consumer (DTC) e-commerce effort for the Pillar.